

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 16, 2009

Brad Nichol
President and Chief Executive Officer
Edge Resources Inc.
Suite 200 Fording Place, 205-9th Ave SE
Calgary, Alberta, Canada
T2G0R3

> **Re: Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.)Registration**
> **Statement on Form 20-F**
> **Filed October 20, 2009**
> **File No. 0- 52768**

Dear Mr. Nichol:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you recently changed your name from Guildhall Minerals Ltd. to Edge Resources Inc. Please contact Filer Support at the SEC to have this change reflected with respect to your EDGAR filings.

Form 20-F

Directors and Senior Management, page 2

2.   Please provide the business addresses for the company's directors and senior management.

Risk Factors, page 5

3.   We note that rather than providing risk factor subheadings that briefly capture each material risk presently known to you, you have instead provided generic subtitles, such as "Oil and Gas Industry Risks," "Risks Relating to the Early Stage of Development of the Company," "Investment Risk," etc. Please revise the subheadings to explain briefly but specifically why each risk is a material risk to the company. Refer to the Division of Corporation Finance's Updated Staff Legal Bulletin No. 7 for further guidance.

4.   In addition, please substantially revise and expand the risk factors to provide disclosure of the specific risks affecting the company. For example, in the "Illiquid Market" risk factor, discuss the fact that trading of your common shares has been suspended for several periods during the last few years, and that trading only resumed at the beginning of 2009. As another example, in the "Requirement for Future Financing and Financing Risk" risk factor, quantify the amount of financing you will need within the next 12 months and in the near future to maintain the company's operations, including exploration and development activities. Please note that these examples are not exhaustive.

5.   Provide separate risk factor subheadings for separate risks. For example, divide the risks under "Management Risks" into two subheadings, one for the lack of "key-man" insurance and another for the directors and officers' involvement with other companies.

6.   Please avoid statements that mitigate the risk you present. For example, remove the clauses "there can be no assurance," "the Company cannot predict," "beyond the Company's control," and the term "inherent." The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. State the extent of each risk plainly and directly. In addition, clauses that begin or precede "although" or "while" may also require revision.

7.   Please add a risk factor regarding the cancellation of prior transactions, such as those with British American Natural Gas Corporation and First West Petroleum Inc., due to the weak world market and credit conditions. Please also discuss the non-payment of the note advanced to BANG and any attendant risks.

Uncertainty of Reserve and Resource Estimates, page 8

8.   We note the inclusion of your risk factor in this section that does not appear to be specific to your company or may contain outdated disclosure. For instance, we note a discussion of the risks associated with the company's reserves and we further note elsewhere in your document that the company has no reserves. Please modify this risk factor accordingly.

Insurance Risks, page 11

9.   Please disclose the extent to which you are insured against these risks. Identify the types of insurance you carry, the amount of coverage provided, and material terms of the contracts.

History and Development of the Company, page 13

10.   Please disclose that, prior to you becoming an oil and gas exploration company in April 2009, you were a shell company.

11.   We note your statement that you are a limited liability company under the British Columbia Company Act and operate under that Act and associated legislation. Please explain what constitutes a limited liability company under the British Columbia Company Act and whether this is equivalent to a limited liability company as recognized in U.S. jurisdictions.

Business Overview

Options to Acquire Interests, page 13

12.   Many of the proposed transactions listed in this section have been terminated or allowed to expire. Please revise this section to eliminate unnecessary details. Present only the material details that will help investors understand the current business of the company and the results of operations. Terms of these agreements that were never realized, especially with respect to your prior mineral exploration business, should be revised or shortened to prevent confusion.

NI 51-101 Report, page 20

13.   Please provide the information required by Item 10.G. of Form 20-F, and file the consent of the authors of the report referenced herein.

Liquidity and Capital Resources, page 26

14. Please include a statement by the company that, in its opinion, the working capital is sufficient for the company's present requirements, or, if not, how it proposes to provide the additional working capital needed. See Item 5.B.1(a) of Form 20-F.

Compensation, page 30

15. Please clarify what services will be provided by Fiven Consulting, Inc. as compared to the services that will be provided by Mr. Nichol directly in his capacity as President and CEO of Edge Resources. Similarly, please clarify what services are provided by TK Investments Ld. as compared to the services that are provided by Mr. Kwan directly in his capacity as CFO of Edge Resources. Please file the agreements with Fiven Consulting and TK Investments. Discuss whether, in providing services to Edge Resources, Messrs. Nichol and Kwan owe any fiduciary duty to Fiven Consulting and TK Investments that may be different from, or in conflict with, the duties they owe to Edge Resources.

16. We note your statement that "It is anticipated that directors who are not also executive officers of the company, will receive no compensation for their attendance at meetings, but will be eligible to receive stock options and to be reimbursed for their related reasonable expenses incurred in relation to attendance at meetings." Please clarify whether you compensated your directors in the last full financial year and the amount of compensation you will pay them. In this regard, we note your disclosure that a director fee of $1,500 per month is paid to Mr. Spady for his services as director.

17. State whether the directors who are not also executive officers of the company received stock options or any other compensation during the last full financial year. If they received stock options, provide the information relating to stock options required by the instructions to Form 20-F, Item 6(B). Include any amounts representing directors fees disclosed under Related Party Transactions on page 32 and 33.

Board Practices, page 31

18. Identify the member(s) of the audit committee, if any, who has the required accounting or related financial expertise.

Share Ownership, page 31

19. Please provide the share ownership information in tabular format. In addition, please confirm that you have provided information regarding options owned by each of the members of the company's management and board of directors.

20. Please confirm that the share ownership information presented here and in the Major Shareholders section on page 32 includes securities that the person has the right to acquire within 60 days by option or other agreement. See the definition of "beneficial owner" under General Instruction E of Form 20-F.

Significant Changes, page 33

21. Discuss the significant changes resulting from the purchase of the Willesden Green Property with an emphasis on the effects to the financial statements.

Markets, page 35

22. We note that your disclosure under this subheading mirrors the information disclosed under "Offer and Listing Details" on page 33. Please eliminate repetitive disclosure and tailor your disclosure to the requirements of each section.

Share Capital, page 36

23. Please provide all the information required by the instructions to Form 20-F, Item 10(A). Include a reconciliation of the number of shares outstanding at the beginning and end of the year, the history of share capital for the last three years, and the information regarding options.

Financial Statements

General

24. Please modify your financial statement headers to identify the company as "an Exploration Stage" company.

25. We note your disclosures which indicate subsequent to your year end, you fundamentally changed your line of business and acquired interests in certain oil and gas properties. Please refer to Rule 3-05 of Regulation S-X and provide the necessary financial statements with your next amendment. See also Instruction 1 to Item 8 of Form 20-F for additional guidance.

26. We note that you have not included as part of your document certain pro forma financial information relating to your oil and gas property acquisitions. Please refer to Rule 11-01(a)(1)-(8) of Regulation S-X and provide the pro forma information prescribed by Rule 11-02 of Regulation S-X. In addition, please provide a pro forma oil and gas reserve analysis and pro forma Standardized Measure of Oil and Gas Reserves as contemplated in SFAS 69.

Note 13 – United States Generally Accepted Accounting Principles, page F18

27.   We note elsewhere in your document that you have capitalized certain deferred acquisition and financing costs in 2009 relating to your acquisitions of oil and gas property interests. Please refer to paragraph 59 of SFAS 141(R) and explain why you have not included this amount as a reconciling item under U.S. GAAP.

Exhibits

28.   Please confirm that the Articles of Incorporation on file is the most current one for the company. In this regard, tell us whether you have amended the Articles to reflect your name change.

29.   Please file the contracts entered into on June 1, 2009, as disclosed in Note 12 to your financial statements, or provide us with an analysis as to why these do not need to be filed.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Shawn M. Kent
       Fax: (916) 446-1611